GTx, Inc.

175 Toyota Plaza

Memphis, TN 38103

January 3, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             GTx, Inc.

Registration Statement on Form S-3

Filed December 22, 2017

File No. 333-222268

Acceleration Request

Requested Date:      January 5, 2018

Requested Time:     4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) on Form S-3 to become effective at 4:00 p.m. Eastern Time on January 5, 2018 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Chadwick Mills of Cooley LLP, counsel to the Registrant, at (650) 843-5654.

Sincerely,

GTx, INC.

By:	/s/ HENRY P. DOGGRELL
Henry P. Doggrell
Vice President, Chief Legal Officer and Secretary

cc:   Chadwick L. Mills, Esq.